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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

SpaceDev, Inc.
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                                (Name of Issuer)

$0.0001 par value common stock
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                         (Title of Class of Securities)

846241 10 7
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                                 (CUSIP Number)

Emery Skarupa, 13855 Stowe Drive, Poway, California 92064 (858) 375-2011
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

November 14, 2002
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No.  846241 10 7                13D                     Page 2 of Pages 6

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

James W. Benson
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4. Source of Funds (See Instructions)

PF
________________________________________________________________________________
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6. Citizenship or Place of Organization

USA
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF    None
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY      9,628,413
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON      None
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
               11,588,336 (does not include unvested stock options)
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
14,085,003 (includes unexercised derivative securities representing 4,456,590 shares)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13. Percent of Class Represented by Amount in Row (11) 98%
________________________________________________________________________________
14. Type of Reporting Person (See Instructions) IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

SpaceDev, Inc. ("SpaceDev")
Common Stock, $0.0001 par value
13855 Stowe Drive
Poway, California 92064

ITEM 2. IDENTITY AND BACKGROUND

     (a) James W. Benson

     (b) 13855 Stowe Dr. Poway, CA. 92064

     (c) Chief Executive Officer

     (d) N/A

     (e) On August 6, 1998, the Securities and Exchange Commission ("SEC") issued a Cease-and-Desist Order against the Company and James W. Benson for violation of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Without admitting or denying the allegations, the Company and Mr. Benson submitted offers of settlement to the SEC, which were accepted on April 13, 1999. No sanctions were issued against either the Company or Mr. Benson. The resulting order requires the Company and Mr. Benson from committing or causing violations of those provisions in the future.

     (f) U.S. Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Benson purchased four separate Series A Subordinated Convertible Notes offered by the Company to its officers and directors, for an aggregate price of $375,000. The offering of Series A Subordinated Convertible Notes (the "notes") was approved by the Company's Board of Directors on October 11, 2002 and amended on November 14, 2002 to increase the aggregate offering price from $400,000 to $500,000. The notes are convertible at a per share price equal to the 20-day average of the high ask price for the Company's common stock on the Over-The-Counter Bulletin Board, less 10%, on the date of execution. The notes are coupled with common stock purchase warrants, which are exercisable for the same number of shares which would be received upon conversion of the notes at an exercise price equal to this conversion rate, and which will expire after three years. The notes will earn interest at the IRS imputed rate for short-term debt on an annual basis or 2.03%. The interest rate was purposely set at the minimum interest rate allowed by the IRS for short term loans. This rate is similar to the return that the directors could get from investments in a money market fund investment. Each convertible note will mature on the six-month anniversary of the date of issuance; provided, however, that the notes will be repaid at an earlier date upon the Company's receipt of new capital in an amount of Three Hundred Fifty Thousand Dollars ($350,000) or more. The notes were purchased with Mr. Benson's personal funds. No portion of the consideration was borrowed or otherwise obtained expressly for the purpose of acquiring the shares. 1,946,590 shares are issuable upon full conversion of the notes and exercise of the warrants. This amount represents approximately 14% of the outstanding common stock of the Company as of the date of this report and is included in Section 11 above on a fully converted basis.

The remaining 9,628,413 shares represent 236,000 shares held directly by Mr. Benson jointly with his spouse; 8,895,000 shares held by SD Holdings, LLC, an entity controlled by Mr. Benson; and 497,413 shares transferred from SD Holdings, LLC to Space Development Institute, a 501(c)(3) corporation and affiliate of Mr. Benson. Mr. Benson purchased the 236,000 shares for $0.50 per share in four separate transactions between September 2, 1998 and October 1998 with personal funds. All other shares reflected were received by Mr. Benson as founder's shares and transferred to SD Holdings, LLC without consideration.

Mr. Benson received an Incentive Stock Option on October 8, 2001 for the purchase of up to 10,000 shares of the Company's common stock at an exercise price of $0.9469 per share. The option was issued as part of the Company's annual stock option award program to employees. Mr. Benson also received certain nonqualified stock options upon execution of his employment agreement with the Company for the purchase of up to 2,500,000 at a graduated exercise price based on the occurrence of certain milestones. To date, none of the nonqualified stock options have vested. The stock options are included in the Section 11 figure on a fully converted basis.

ITEM 4. PURPOSE OF TRANSACTION

The Company's Series A Subordinated Convertible Notes ("notes") are being offered to its officers and directors for the purpose of obtaining working capital to sustain the Company's business operations. Additional cash was needed in order to offset the effect of customer-caused delays on one of the Company's projects. Mr. Benson has invested $375,000 in the notes in order to help the Company meet its short-term capital needs. As indicated above, the notes and the warrants may be converted into a total of 1,946,590 shares of the Company's common stock, representing approximately 14% of the Company's currently outstanding common stock. The shares would increase Mr. Benson's percentage interest in the Company to approximately 80% if converted at this time.

9,628,413 of the shares included in Section 11 represent 236,000 shares held directly by Mr. Benson jointly with his spouse; 8,895,000 shares held by SD Holdings, LLC, an entity controlled by Mr. Benson; and 497,413 shares transferred from SD Holdings, LLC to Space Development Institute, a 501(c)(3) corporation and affiliate of Mr. Benson. Mr. Benson purchased the 236,000 shares for $0.50 per share in four separate transactions between September 2, 1998 and October 1998 with personal funds. All other shares reflected were received by Mr. Benson as founder's shares and transferred to SD Holdings, LLC without consideration.

The remainder of the shares represented in Section 11 represent (i) an Incentive Stock Option granted to Mr. Benson on October 8, 2001 for the purchase of up to 10,000 shares of the Company's common stock at an exercise price of $0.9469 per share, and (ii) nonqualified stock options received by Mr. Benson upon execution of his employment agreement with the Company for the purchase of up to 2,500,000 at a graduated exercise price based on the occurrence of certain milestones. To date, none of the nonqualified stock options have vested. The incentive stock option was issued as part of the Company's annual stock option award program to employees. The stock options are included in the Section 11 figure on a fully converted basis.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Benson holds 14,085,003 shares of the Company's in the form of common stock and a combination of derivative securities, both directly and indirectly, as follows: notes convertible into 973,295 common shares, warrants convertible into 973,295 common shares, 236,000 common shares held jointly with his spouse, 8,895,000 and 497,413 common shares held in SD Holdings, LLC and Space Development Institute, respectively, an incentive stock option for 10,000 shares, and nonqualified stock options for 2,500,000 shares at graduated purchase prices upon the Company's reaching certain benchmarks. SD Holdings, LLC and Space Development Institute are both of which are affiliated with Mr. Benson. The combined securities (including shares currently held and those which Mr. Benson has a right to acquire pursuant to the terms of the derivative securities - assuming vesting of all stock options) represent 98% of the outstanding shares of the Company's common stock as of November 8, 2002 (the date used in the Company's Form 10-QSB filed November 14, 2002), or 82% on a fully diluted basis (assuming that all outstanding warrants, options and convertible notes are vested and converted by the holders).

           (b) Mr. Benson does not have the sole power to vote or direct the vote of or to dispose of or direct the disposition of any of the non-derivative securities included in paragraph (a). Mr. Benson has shared power to vote or direct the vote of each of the shares represented in paragraph (a) with the exception of the derivative securities, none of which have been converted or exercised at this time. Mr. Benson will only have sole voting rights and sole rights of disposition with respect to shares issuable under the options, notes and warrants to the extent that such shares do not represent community property with his spouse. At this time, it is believed that all of the shares will represent community property. The incentive stock option held by Mr. Benson is vested as to 3,333 shares, and may be exercised as to those shares at a price of $0.9469 per share. The remainder of the incentive stock option is unvested. None of the nonqualified options held by Mr. Benson are currently vested.

           (c) Mr. Benson purchased units of Series A Subordinated Convertible Notes and common stock purchase warrants from the Company in four separate transactions on October 14, 2002, October 21, 2002, October 28, 2002 and November 14, 2002 for an aggregate of $375,000. These instruments are convertible into an aggregate of 1,946,590 common shares. The conversion or exercise price of the warrants with respect to 1,351,352 shares issuable upon conversion of the notes and warrants issued in October 2002 is $0.37 per share. The notes and warrants issued on November 14, 2002 are convertible at a price of $0.42 per share. The conversion price on the notes and the exercise price of the warrants are both based on the 20-day average of the high ask price for the Company's common stock on the Over-The-Counter Bulletin Board for the 20 days immediately preceding the date of issuance of the note less 10%.

           (d) The notes and warrants purchased by Mr. Benson may have been purchased with community property, in which case his spouse would have a right to share in any dividends from, or proceeds from the sale of, such securities.

           (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Benson purchased four separate Series A Subordinated Convertible Notes offered by the Company to its officers and directors, for an aggregate price of $375,000. The offering of Series A Subordinated Convertible Notes (the "notes") was approved by the Company's Board of Directors on October 11, 2002 and amended on November 14, 2002 to increase the aggregate offering price from $400,000 to $500,000. The notes are convertible at a per share price equal to the 20-day average of the high ask price for the Company's common stock on the Over-The-Counter Bulletin Board, less 10%, on the date of execution. The notes are coupled with common stock purchase warrants, which are exercisable for the same number of shares which would be received upon conversion of the notes at an exercise price equal to this conversion rate, and which will expire after three years. The notes will earn interest at the IRS imputed rate for short-term debt on an annual basis or 2.03%. The interest rate was purposely set at the minimum interest rate allowed by the IRS for short term loans. This rate is similar to the return that the directors could get from investments in a money market fund investment. Each convertible note will mature on the six-month anniversary of the date of issuance; provided, however, that the notes will be repaid at an earlier date upon the Company's receipt of new capital in an amount of Three Hundred Fifty Thousand Dollars ($350,000) or more.

Mr. Benson received an Incentive Stock Option on October 8, 2001 for the purchase of up to 10,000 shares of the Company's common stock at an exercise price of $0.9469 per share. The option was issued as part of the Company's annual stock option award program to employees. The Incentive Stock Option is governed by the Company's 1999 Stock Option Plan.

Mr. Benson has also received nonqualified stock options to purchase up to 2,500,000 shares of common stock at an escalating exercise price as certain milestones are met by the Company. These options were issued as part of Mr. Benson's compensation under his employment agreement with the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         (99.1) Note Purchase Agreement for Series A Subordinated Convertible Notes (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-QSB filed on November 14, 2002).

         (99.2) Form of Series A Subordinated Convertible Note (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-QSB filed on November 14, 2002).

         (99.3) Form of Warrant for Series A Subordinated Convertible Note Offering (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-QSB filed on November 14, 2002).

         (99.4) The Company's 1999 Stock Option Plan (incorporated herein by reference to Exhibit 6.6 to the Company's Form 10-SB).

         (99.5) The Company's Form of Incentive Stock Option (incorporated herein by reference to Exhibit 3.3 to the Company's Form 10-SB).

         (99.6) Employment Agreement between Mr. Benson and the Company dated November 1, 1999 (incorporated herein by reference to Exhibit
                  6.8 to the Company's Form 10-SB).

         (99.7) First Amendment to Employment Agreement of James W. Benson (incorporated herein by reference to Exhibit 6.16 to the Company's Amended Form 10-SB filed March 27, 2000).

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                December 6, 2002
                                        ----------------------------------------
                                                                          (Date)


                                                             /s/ James W. Benson
                                        ----------------------------------------
                                                                     (Signature)


                                        James W. Benson, Chief Executive Officer
                                        ----------------------------------------
                                                                    (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).